Filed Pursuant to Rule 433
Registration No. 333-156002
May 18, 2011
PRICING TERM SHEET
4.250% Medium-Term Notes due 2018

Issuer:	UDR, Inc.

Security:	4.250% Medium-Term Notes due 2018

Guarantee:	Fully and unconditionally guaranteed by United Dominion Realty, L.P.

Size:	$300,000,000

Maturity Date:	June 1, 2018

Coupon:	4.250%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2011

Price to Public:	98.988% plus accrued interest from May 23, 2011

Benchmark Treasury:	2.625% due April 30, 2018

Benchmark Treasury Price/Yield:	100-21+ / 2.519%

Spread to Benchmark Treasury:	+ 190 bps

Yield:	4.419%

Make-Whole Call:	T+30 bps

Trade Date:	May 18, 2011

Settlement Date:	May 23, 2011 (T+3)

Denominations:	$1,000 and integral multiples of $1,000

CUSIP:	91019PCS9

ISIN:	US91019PCS92

Joint Bookrunning Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities LLC collect at 212-834-4533.